Exhibit 99.1

News Release

Rosetta Genomics Grants Sublicenses to Mirna Therapeutics

for microRNA-related Patents for the Development of Oncology Therapeutics

PHILADELPHIA, REHOVOT, Israel (January 6, 2016) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based and other molecular diagnostics, today announces the signing of an agreement with Mirna Therapeutics (NASDAQ: MIRN), for a worldwide sublicense to Rosetta’s patents related to therapeutic uses of certain microRNA technologies. The agreement includes an exclusive sublicense related to Mirna’s MRX34 product candidate, a mimic of naturally occurring microRNA-34 being evaluated in clinical studies for a variety of cancers.

Under the terms of the agreement, Rosetta Genomics will receive an upfront payment of $1.6 million from Mirna, and is eligible for low single-digit royalties on product sales and potential milestone payments and sublicense fees. The sublicensed patents are jointly owned by YEDA Research and Development Company Ltd., the commercial arm of the Weizmann Institute of Science, and Rosetta Genomics. As such, YEDA is entitled to a portion of these and other proceeds Rosetta may receive under the agreement with Mirna.

“We are pleased to execute this agreement with Mirna as it underscores the value of our leading intellectual property position in microRNA technology and represents a new avenue through which we can create value by leveraging our extensive patent portfolio,” noted Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics. “We look forward to Mirna pursuing the potential of microRNAs as new and effective cancer therapeutics and believe microRNAs can play an important role in developing treatments for different cancers.”

About Rosetta Genomics

Rosetta develops and commercializes a full range of microRNA-based and other molecular diagnostics. Rosetta’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. Rosetta’s cancer testing services are commercially available through the Philadelphia, PA- and Lake Forest, CA-based CAP-accredited, CLIA-certified labs, respectively. For more information visit www.rosettagx.com.

Rosetta Genomics Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including but not limited to statements with respect to the potential for Rosetta to receive royalties on product sales and milestone payments, and sublicensing fees, and Rosetta’s potential to create value by leveraging its extensive patent portfolio constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2014 as filed with the Securities and Exchange Commission (SEC). In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Rosetta Genomics Contact:	Rosetta Genomics Investor Contact:
Ken Berlin, President & CEO	LHA
(609) 419-9003	Anne Marie Fields
investors@rosettagenomics.com	(212) 838-3777
afields@lhai.com

# # #